中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2003)034(JY)

23rd January, 2003

03003371

03 JAN 27 AM 7:21

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
FEB 0 3 2003
THOMSON
FINANCIAL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose an announcement published by BOC Hong Kong (Holdings) Limited in the press in Hong Kong on 23rd January 2003 in relation to a public release of unaudited financial results of Bank of China for your attention.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

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Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

SCMP 2003.1.23

File No. 82-34675

中銀香港(控股)有限公司

BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(the "Company")

ANNOUNCEMENT REGARDING A PUBLIC RELEASE OF UNAUDITED FINANCIAL RESULTS OF BANK OF CHINA

SUMMARY

On 22 January 2003, Bank of China ("**BOC**") made a public release which include, among other things, the **unaudited** financial performance and results of BOC and its subsidiaries, including the Company (the "**BOC Group**") for the financial year ended 31 December 2002. BOC, being a state-owned commercial bank in the People's Republic of China (the "**PRC**"), is interested in approximately 76.96% of the issued shares of the Company. Certain extracts from the public release are set out below.

THIS IS NOT THE ANNOUNCEMENT OF THE AUDITED OR UNAUDITED FINANCIAL RESULTS OF THE COMPANY FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002. THIS ANNOUNCEMENT IS MADE BY THE COMPANY PURSUANT TO PARAGRAPH 2 OF THE LISTING AGREEMENT.

On 22 January 2003, BOC made a public release which include, among other things, the **unaudited** financial performance and results of the BOC Group for the financial year ended 31 December 2002. BOC, being a state-owned commercial bank in the PRC, is interested in approximately 76.96% of the issued shares of the Company. The public release contained information including the **unaudited** pre-provision profit of the BOC Group as a whole and provided an overview of the operations of the BOC Group for the financial year ended 31 December 2002. The public release can be downloaded from BOC's website at www.bank-of-china.com. Certain extracts from the public release (after minor editing changes) are set out below for the information of the shareholders of the Company.

"The BOC Group realized an operating profit (before provision and disposal of historical burdens) of RMB52.7 billion in 2002, representing an increase of 27.1% compared with that of 2001. After deduction of the investment income of RMB5.587 billion derived from the listing of BOC Hong Kong (Holdings) Limited, the BOC Group recorded an operating profit of RMB47.204 billion."

"The BOC Group had made provisions and disposed of its historical burdens in accordance with prudent accounting principles, and recorded a pre-tax profit of RMB11.175 billion, representing an increase of 2.39% compared with that of 2001. Among the thirty-two tier-one branches in the mainland of China, thirty-one (including the Head Office) were profitable. The number of profitable tier-one branch has been substantially increased. Overseas operations also achieved steady profit growth."

"The BOC Group's non-performing loans ("NPL") ratio dropped substantially in 2002 as a result of the implementation of the "3-in-1" risk management system and strict internal control measures. In 2002, Bank of China reinforced the overall monitoring, analysis and management of its quality of assets. It also enhanced the efforts in reducing the NPL through debt recovery, debt restructuring, realization of collaterals and writing off bad and doubtful debts. As at the end of 2002 and according to the five-grade loan classification, the BOC Group's NPL ratio was 22.37%, representing a decrease of 5.14% compared with that of 2001; the NPL ratio of the loans extended since 2000 was strictly controlled under 0.5%. On the overdue basis, the NPL ratio of the BOC Group's operations in the mainland of China was 18.79% as at the end of 2002, representing a decrease of 5.34% compared with that of 2001."

GENERAL

The Company's shareholders and potential investors should note that all the figures contained in the public release are **unaudited** figures which are subject to audit by the BOC Group's auditors. Furthermore, the public release relates to the BOC Group as a whole, which has operations and investments in the PRC as well as other parts of the world (in addition to those in respect of the Company and its subsidiaries (the "**Group**")). **Accordingly, figures and discussions contained in the public release should in no way be regarded as to provide any indication or assurance on the audited financial results of the Group for the financial year ended 31 December 2002.**

The board of directors of the Company (the "**Board**") would however like to mention that, on the basis of the **unaudited** results of the Group for the financial year ended 31 December 2002, the Board has no reason to believe that the forecasted consolidated profit attributable to shareholders for the financial year ended 31 December 2002 as set out in the prospectus of the Company dated 15 July 2002 would not have been achieved. **The Company's shareholders and potential investors should note that the unaudited results of the Group are subject to audit by the Company's auditors and are urged to exercise caution in dealing in the securities of the Company and are recommended to consult their own professional advisers if they are in doubt of their investment position.**

By Order of the Board
BOC Hong Kong (Holdings) Limited
Jason C. W. Yeung
Company Secretary